Laredo Oil, Inc.
111 Congress Avenue
Austin, Texas  78701

September 26, 2011

Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549

Re:           Laredo Oil, Inc.
Form 10-K for the Fiscal Year Ended May 31, 2011
Filed September 13, 2011
SEC Comment Letter Dated September 21, 2011
Laredo Oil Response Letter Dated September 23, 2011
File No. 333-153168

Dear Mr. Schwall,

Please find our supplemental response to your Comment (1) dated September 21, 2011 on the Form 10-K for the Fiscal Year Ended May 31, 2011, originally addressed in our Response Letter dated September 23, 2011 filed by Laredo Oil, Inc. (the “Company”).  In connection with our response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please find below the comment enumerated in your letter and the Company’s response to each.

Form 10-K for the Fiscal Year Ended May 31, 2011

Controls and Procedures, page 13

Comment (1)—We note your chief executive officer and chief financial officer concluded that your disclosure controls and procedures were effective as of the end of the period covered by your annual report.  We also note that the conclusion of ineffective internal control over financial reporting was based on the lack of segregation of duties.  Given the fact that you have restated your previously issued financial statements due to errors in the accounting for warrants and convertible debt, please address the following points:

•	Tell us why you did not disclose that these restatements were indicative of a material weakness in your internal control over financial reporting to comply with Item 308(a)(3) of Regulation S-K.

•	Tell us how your officers determined that your disclosure controls and procedures were effective despite such material weakness in your internal controls over financial reporting.

Response (1)—We propose to address the first bullet of the comment by modifying the second paragraph of Item 9A Management’s Report on Internal Control over Financial Reporting by amending it to read as follows:

“The conclusion that the internal controls are not effective is based on two material weaknesses in our internal control over financial reporting indicated by both the lack of segregation of duties required under the framework issued by COSO and the occurrence of a restatement of the financial statements for the period ended May 31, 2010 and the fiscal quarters of 2011 due to errors in the accounting for warrants and convertible debt.  As of May 31, 2011, there were only two employees currently in the organization.  It is expected that during 2011, additional employees will be hired and that we will have the ability to remedy this situation and put more stringent control measures in place.  Additionally, personnel involved with the preparation and filing of our financial statements conducted extensive research regarding the treatment of financial instruments containing downward price protection in connection with the preparation of the restatement, and the knowledge gained from those efforts should greatly reduce the likelihood of similar future errors in the Company’s financial reporting.”

We believe that this enhanced disclosure satisfies the requirement of Item 308(a)(3) to disclose the material weakness indicated by the restatement.

We propose to address the second bullet of the comment by modifying the Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures found in the first paragraph of Item 9A as follows:

“As of May 31, 2011, our management, including our principal executive officer and principal financial officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  Based upon and as of the date of the evaluation, our principal executive officer and our principal financial officer concluded that the design and operation of our disclosure controls and procedures were not effective at a reasonable assurance level in that they ensure that information required to be disclosed by us in the reports that we file or submit under the Securities and Exchange Act of 1934 is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and (2) accumulated and communicated to our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decision regarding required disclosure.  This conclusion was reached since internal controls, a major component of Disclosure Controls and Procedures, were deemed not effective as described in Management’s Report on Internal Control over Financial Reporting, also included in this section Item 9A.  Since internal controls were concluded to be not effective as of May 31, 2011, management concludes that it follows that Disclosure Controls and Procedure, which include internal controls, must be deemed to be not effective as of the same date.”

These paragraphs will replace the first two paragraphs of Item 9A, as filed in our Form 10-K filed September 13, in a Form 10-K/A for the period ended May 31, 2011 to be filed with the amended opinion as included in our Response Letter dated September 23, 2011.

Should you have any comments or questions, please call me at (512) 961-3801.

Best regards,

/s/ Bradley E. Sparks
Bradley E. Sparks
Chief Financial Officer and Treasurer
Laredo Oil, Inc.
(512) 961-3801